 Exhibit 99.1

NEWS RELEASE

First Mining Resumes Operations in Ontario, Canada

May 28, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the restart of field operations at its 100%-owned Springpole Gold Project (“Springpole”) and its 100%-owned Goldlund Gold Project (“Goldlund”), both located in northwestern Ontario, Canada.

At Springpole, field personnel will be remobilized back to site in the first week of June to resume the combined geotechnical-hydrogeological drill program that began in February 2020 to support the Pre-Feasibility Study and the Environmental Impact Statement. Metallurgical testwork is also underway at the SGS laboratory in Lakefield, Ontario, utilizing sample material collected in the 2020 drilling program. Further details on the Springpole 2020 work activities are provided in the Company’s news release dated March 31, 2020.

At Goldlund, the Company has recommenced its 2020 drill program, and will be completing a further 1,500 metres of drilling targeting the northeast extensions of Zones 2 and 3 at the Goldlund Main Zone. Sampling and assaying are also scheduled to be completed on eight holes that were drilled prior to the suspension of the drill program due to COVID-19, as samples from these holes had not been cut and shipped to the assay laboratory due to the temporary demobilization of operations at site. Approximately 7,300 metres of drilling has now been completed on the Goldlund Main Zone during the 2019 - 2020 drill program.

First Mining has implemented a COVID-19 risk mitigation policy incorporating recommendations set by the Government of Ontario, to provide health and safety guidance and recommendations to its employees and contractors. All employees and contactors at Springpole and Goldlund will be subject to heightened health and safety standards in accordance with precautions put in place by the Government of Ontario and the Company.

First Mining would like to thank all its employees, contractors and stakeholders for their understanding and support throughout this challenging time. We look forward to a safe and measured approach as we return to work at Springpole and Goldlund. The health and safety of First Mining’s workforce, and the communities in which we operate, remains our top priority. First Mining is committed to fully supporting all safety measures recommended by the Ministry of Health in Ontario and the federal Government of Canada in respect of restarting activities at mining project sites.

Pickle Crow Update

First Mining is also pleased to announce the start of drilling at the Pickle Crow Gold Project (“Pickle Crow”). Auteco Minerals Ltd (“Auteco”), First Mining’s joint venture partner on Pickle Crow, has commenced a 5,000 metre, maiden diamond drill program targeting shallow, high-grade targets within the top 300 metres that lie outside of historically defined resource areas. Auteco is advancing Pickle Crow and may earn up to an 80% interest in the Company’s wholly-owned subsidiary PC Gold Inc., which owns the Project. Further details on the earn-in are provided in First Mining’s January 27, 2020 news release, and further details on Auteco’s Pickle Crow drill program are provided in their news release from May 27, 2020.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the remobilization of field personnel to Springpole and the plans to restart the combined geotechnical-hydrogeological drill program at Springpole; (ii) timing of the results of the metallurgical testwork on the sample material collected at Springpole during the 2020 drill program; (iii) the Company’s plans to restart its drill program at Goldlund and drill 1,500 metres at Goldlund, targeting the northeast extensions of Zones 2 and 3 at the Goldlund Main Zone; (iv) timing for the receipt of assay results on holes that were drilled at Goldlund but had not been cut or shipped to the assay laboratory prior to the shut down of operations at the project due to COVID-19; (v) Auteco earning up to an 80% interest in PC Gold Inc., one of the Company’s wholly-owned subsidiaries; (vi) the Company’s primary focus on developing and permitting Springpole and the advanced exploration of its Goldlund Gold Project; and (vii) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in thisnews release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.